

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

<u>Via E-mail</u>
Mark Willner
Chief Executive Officer
3DIcon Corporation
6804 South Canton Avenue, Suite 150
Tulsa, OK 74136

> **Re: 3DIcon Corporation**
> **Registration Statement on Form S-1**
> **Filed July 3, 2012**
> **File No. 333-182532**

Dear Mr. Willner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please refer to Item 501(b)(2) of Regulation S-K and include the amount of securities you are registering. You may also refer to our Compliance Disclosure and Interpretations 227.02 that requires disclosure of the amount of securities: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Further, Rule 457(o) of the Securities Act only states the number of securities need not be included in the fee table; however, under Item 501(b)(2) of Reg. S-K, disclosure of the amount of securities being registered is required.

2.   Please fix the price of your offering and check the box on the facing page of the registration statement regarding Rule 415. Per Rule 415(a)(4) of the Securities Act, an at the market offering must come within Rule 415(a)(1)(x), and you are not qualified to register your offering on Form S-3.

3.   It appears from the first paragraph of the prospectus cover page you are conducting a best efforts offering. Therefore, please delete the information regarding underwriters and provide the disclosure under Item 501(b)(8)(iii) of Reg. S-K.

4.   We note you have blanks in your prospectus regarding the termination date of the offering and expenses. It does not appear you can omit this information under Rule 430A. Please fill in this information.

5.   Please complete the proceeds table on the prospectus cover page and also disclose the amount of proceeds to the company if 75%, 50%, or 25% of the shares being offered are sold. Please also revise the Use of Proceeds, Capitalization, Dilution, and MD&A sections accordingly.

Prospectus Summary, page 3

6.   Please disclose when you anticipate operations under the CSpace technology to begin generating revenues if you sold 100% of the securities offered for sale; please disclose the same if you sold 75%, 50%, or 25% of the securities offered for sale. Please disclose the level of revenues you expect to generate and whether you expect revenues will exceed your costs.

7.   We note you use the term "volumetric" in the first paragraph of page 3. Please explain this term in plain English.

8.   Given that you are developing a new product and technology, please consider adding pictures or diagrams to help investors understand your technical disclosure regarding your products.

9.   We note your disclosure in the sixth paragraph of page 3. Please revise to disclose the current state of developments of your products. In this regard, we note your discussion of intellectual property. However, disclose whether you have developed a working prototype of the CSpace technology or any kind of prototype whatsoever. In this regard, we note your disclosure at the bottom of page 18 and first bullet at the bottom of page 24. Also discuss whether you have made any sales under this technology and when you expect to make such sales. In this regard, we note similar disclosure at the bottom of page 20.

10.   Please refer to comment 18 below and summarize your business plan.

11.   We note your disclosure in the sixth paragraph of page 3 regarding exploring the possibility of developing and marketing glasses-free flat screen 3D displays. Please update this disclosure for the Form 8-K filed on July 19, 2012. Please tell us whether your offering will be used to complete the acquisition discussed in the Form 8-K.

Risk Factors, page 5

Currently, our only significant assets are our Sponsored Research Agreement with the University…, page 5

12.   We note your disclosure in the second paragraph under this risk factor that "no similar technology currently exists." Please confirm there are no similar products or technology. In this regard, we refer you to:
- http://www.cs.columbia.edu/~ollie/occlusion_capable.html,
- http://www.actuality-systems.com/Home.html, and
- http://www.pocket-lint.com/news/34409/video-sony-360-degree-display.

If similar technology exists, please update your Competition discussion on page 21.

13.   Although your disclosure suggests you have no working prototype, please add a risk factor that that specifically addresses this risk because it appears that developing a working prototype is a condition to generating revenues under the CSpace technology. Further, in this risk factor, disclose all the material risks to developing a working prototype.

Business, page 17

14.   We note your disclosure in the sixth paragraph on page 17. Please disclose the amount remaining under the matching grant that you may earn by August 31, 2012. Revise your MD&A accordingly.

15.   We note from the disclosure in the seventh paragraph on page 17 that you do not own any intellectual property rights in the two patents discussed in that paragraph, and that your interests in these patents is dependent upon the Sponsored Research Agreement. Please make this disclosure clear in a risk factor.

Overview of Development of 3D Technology, page 18

16.   We note your disclosure in the third full paragraph of page 18 regarding an article you published in the Journal of Display Technology. If this article is available on the internet, please disclose a link. Please also disclose whether this publication is widely available for free or a fee.

17.   From the fourth full paragraph of page 18, we also note your publications in November and December 2010 and April 2011. Please disclose links to the articles if they are available on the internet and disclose whether these publications are widely available for free for a fee.

18.   We note your disclosure in the fifth full paragraph page 18 regarding building a second generation prototype and development strategy. Please disclose whether the second generation prototype is a working prototype that you can present at a trade show (the TSP you discuss in your letter to shareholders dated April 16, 2012 from your website) and whether a second generation prototype will allow for commercialization (if not, please disclose the material steps before commercialization). Please provide a detailed plan of the milestones that are part of your strategy. Your plan should include dates and the capital necessary to achieve certain milestones. In this regard, we note your penultimate risk factor on page 6 states you will need $2.5 million over the next two years to market your technologies. Your plan should account for this expenditure. Also, please revise the Use of Proceeds section so that it is consistent with this plan.

19.   We also note your website discloses a letter to shareholders dated June 18, 2012 that discusses your Lab Proto 2 Plans for the CSpace technology. Please incorporate these plans into your disclosure.

20.   We note from the top of page 20 you owe the University of Oklahoma $7,686 as of December 31, 2011. Please update the amount you owe as of a more current date.

Financial Condition, Liquidity and Capital Resources, page 24

21.   We note your disclosure in the bullets at the bottom of page 24 and top of page 25. Please refer to prior comment 18 and present a budget and plan that accounts for your expenses and goals discussed in the bullets.

22.   We note your disclosure in the last paragraph on page F-21 and first two paragraphs on page F-22 regarding your capital resources. Please present similar clear disclosure under the Financial Condition, Liquidity and Capital Resources section.

Certain Relationships and Related Transactions, page 34

23.   We note your disclosure on page F-9 under Note 6. Please advise whether Concordia is a related party and whether you should present Item 404 disclosure regarding this entity. Also please advise whether Concordia should be a part of the beneficial ownership table on page 35.

24.   We also note your disclosure on pages 25 and 26 regarding Golden State. Please advise whether Golden State is a related party and whether you should present Item 404 disclosure regarding this entity.

Security Ownership of Certain Beneficial Owners and Management, page 35

25.   Please disclose the natural persons who have voting or investment control over Golden State Investors, Inc.

Plan of Distribution, page 36

26.   Please refer to prior comment 3 and delete the information regarding use of an underwriter, broker dealer, or selling agent.

27.   We note from the disclosure in the third paragraph of page 36 that you reserve the right to enter into agreements with underwriters, broker-dealers, or selling agents. Please confirm you will file a post-effective amendment to the registration statement in the event the nature of your offering changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel

cc: <u>Via E-mail</u>
Jay Yamamoto, Esq.
Sichenzia Ross Friedman Ference LLP